Exhibit 12.2

MADISON GAS AND ELECTRIC COMPANY

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2005

(In thousands)

Earnings
Net Income before minority interest	$ 31,489
Equity earnings	(4,741)
Income distribution from equity investees	3,550
Interest capitalized	(907)
Federal and state income taxes	19,418
Fixed charges	15,499
Total Earnings as Defined	$ 64,308

Fixed Charges
Interest expense on long-term debt and other	$ 13,037
Interest on rentals*	907
Amortization of debt issuance costs	493
AFUDC borrowed funds	155
Capitalized interest	907
Total Fixed Charges	$ 15,499

Ratio of Earnings to Fixed Charges	4.15x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.